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                                 As of July 14, 1997


National Service Industries, Inc.
NSI Center
1420 Peachtree Street, NE
Atlanta, GA 30309

Gentlemen:

    Reference is hereby made to the Asset Purchase Agreement by and among National Service Industries, Inc., a Delaware corporation, National Service Industries, Inc., a Georgia corporation, NSI Enterprises, Inc., a California corporation and G&K Services, Inc., dated as of May 30, 1997 (the "Agreement"). Capitalized terms used in this letter without definition shall have the meanings set forth in the Agreement. The parties hereby agree as follows:

    1. REDUCTION OF BASE PRICE. Section 3.1 of the Agreement is hereby amended to provide that the Base Price shall be reduced from $263,500,000 to $262,850,000.

    2. CERTAIN OBSOLETE INVENTORY. New Inventory in excess of a six (6) months supply, as measured by the Business' usage history, may be shipped out of any Acquired Facility by Seller on or prior to the Closing Date to a Seller distribution center, provided that such New Inventory quantities will not exceed the quantities identified in Schedule 4.23(c) as obsolete. Purchaser or its assignee shall have all rights until August 15, 1997 to purchase such New Inventory as are contemplated by Section 3.4 of the Agreement. Seller will keep a written record of such obsolete New Inventory and make such record available to Purchaser for review.

    3. CONSENT FOR LAKELAND BRANCH #4710. Seller shall have until July 31, 1997 to obtain the consent of the landlord with respect to assignment of the Real Property Lease covering the Acquired Facility identified on Exhibit A as Lakeland Branch #4710 and that assignment of such Real Property Lease under the Agreement is conditioned on receipt of such consent. In the event Seller does not obtain the landlord's consent with respect to assignment of such Real Property Lease by July 31, 1997, then unless otherwise agreed to in writing by Purchaser in its sole discretion, Seller shall be required to exercise promptly its purchase option with respect thereto and thereafter, promptly assign its purchase rights to Purchaser or its designated assignee, as required by Section 6.3(e) of the Agreement.

    4. ASSIGNABLE SPECIAL INDUSTRIAL ACCOUNTS. Notwithstanding anything in the Asset Purchase Agreement to the contrary, all revenue attributed to those Assignable Special Industrial Accounts or portions thereof to be subcontracted to Seller by Purchaser pursuant to Section 1.5(c)(ii)(2) of the Purchase Agreement will be included as part of the Average Weekly

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Industrial Revenue.  The subcontract agreement which Seller will enter into with
Purchaser, pursuant to which Seller will provide service to such Assignable Special Industrial Accounts or portions thereof, will be on substantially the same terms as are set forth in the Subcontract Agreement attached to the Purchase Agreement as Exhibit "B", except that the respective roles of Seller and Purchaser will be reversed and except that Purchaser will have the right to terminate such subcontract agreement with respect to any such Assignable Special Industrial Account or portion thereof upon thirty (30) days' prior written notice to Seller.

    5. CLARIFICATION OF SECTION 7.2. Section 7.2 of the Agreement shall be clarified as follows:

         (a) Buyer shall not be required to hire any Employee of the Business if as a result of such hire Buyer would be in violation of law.

         (b) The words "salaried, exempt employees of the Business" as set forth in Section 7.2(c) shall not include any employee who is paid in whole or in part on a commission basis (with the exception of the following employees: regional sales managers; managers of the service centers located in Utica, NY, Syracuse, NY, Elmira, NY, Oneonta, NY, and Schenectady, NY; and the distribution manager and client relations manager of the service center located in Utica, NY).

    6. WAGES, COMMISSIONS AND BONUSES. All wages, sales commission and bonuses earned by an Employee of the Business prior to the Closing Date will be an Excluded Liability, the sole responsibility of Seller, and paid directly by Seller. In addition any sales commission and bonuses relating to a Covered Account where service was installed by Seller prior to the Closing Date will be an Excluded Liability, the sole responsibility of Seller, and paid directly by Seller, except that such commissions and bonuses payable to route sales representatives and route drivers shall be paid by Purchaser and reimbursed by Seller to Purchaser.

    7. VACATION DAYS. Any vacation days earned by an Employee of the Business (not covered by a Collective Bargaining Agreement) which have been carried over by such Employee from any prior period to such Employee's current employment period (the "CarryOver Days") shall be an Excluded Liability, the sole responsibility of Seller, not included in the Accrued Employee Credit, and paid directly by Seller. All earned/vested, or accrued vacation days of an Employee of the Business relating to such Employee's current employment period (excluding any CarryOver Days) shall be included in the Accrued Employee Credit.

    8. VESTED SICK PAY. All vested sick pay for Employees of the Business (not covered by a Collective Bargaining Agreement) shall be an Excluded Liability, the sole responsibility of Seller, not included in the Accrued Employee Credit, and paid directly by Seller.

    9. NO HIRING OR FIRING FREEZE. Seller confirms that since May 30, 1997 Seller has not authorized a hiring or firing freeze with respect to Employees of the Business.

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    10.  NON-EXCLUSIVE LICENSE.  Section 1.3(b) of the Agreement shall be amended to add the following sentence: "For the one (1) year period following the Closing Date, Seller hereby grants Purchaser a non-exclusive license and right to operate the Business under the names used by Seller to operate the Business as of the Closing Date and to use the marks, names, logos or other rights of Seller or an Affiliate in a manner consistent with and to the extent such marks, names, logos or other rights were used within the last twelve months in the Business conducted by the Acquired Facilities identified on Exhibit "A" to the Agreement as Portland #133, Utica #107, Youngstown #3910, Fort Myers #196, Houston #461, Austin #167 and Corpus Christi #424."

    11. RICHMOND VOLUME. The definition of Covered Accounts shall also include Richmond Volume which shall be defined as all of the industrial volume which on the Closing Date is delivered out of Seller's facility known as Richmond #268. Section 3.3(d)(iv) of the Agreement shall be amended to add the words "and Richmond Volume" immediately after the words "Jacksonville Volume" in such section. The first sentence of Section 4.16 shall be amended to add the words "in addition to the Richmond Volume" immediately after the words "as of the Closing Date" in such sentence.

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    Please indicate your acknowledgment and agreement with the foregoing in the space provided below.

                             Yours truly,

                             G&K SERVICES, INC.

                                 /s/ William Hope

                             William Hope, President and
                              Chief Executive Officer


Acknowledged and Agreed to:

NATIONAL SERVICE INDUSTRIES, INC.
  a Delaware corporation

By:  /s/ B. Hattox
   --------------------------
Its: E.V.P.
   --------------------------


NATIONAL SERVICE INDUSTRIES, INC.
a Georgia corporation

By: /s/ B. Hattox
   --------------------------
Its: E.V.P.
    -------------------------


NSI ENTERPRISES, INC.
a California corporation

By: /s/ B. Hattox
   --------------------------
Its: E.V.P.
   --------------------------